

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

December 17, 2008

Mr. Yuval Yanai
Chief Financial Officer
Given Imaging Ltd.
Hermon Building, New Industrial Park
Yoqneam 20692, Israel

      RE: **Given Imaging Ltd.**
             Form 20-F for the fiscal year ended December 31, 2007
             Filed March 31, 2008
             File No. 0-33133

Dear Mr. Yanai:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                      Sincerely,

                      Angela J. Crane
                      Accounting Branch Chief